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VIA EDGAR AND OVERNIGHT DELIVERY	File No. 042182-0000

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Peplin, Inc.

Registration Statement on Form 10

Filed September 12, 2008

File No. 000-53410

Dear Mr. Riedler:

On behalf of our client, Peplin, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. David J.B. Smith, the Company’s Chief Financial Officer, dated October 3, 2008, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of James Peklenk, Lisa Vanjoske, Sebastian Gomez Abero and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 17, 2008

General

1.	Please note that the Form 10 goes effective by lapse of time within 60 days of the date filed pursuant to the Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and file a new Form 10 including changes responsive to our comments. Additionally, please note that the effectiveness of your Form 10 will commence your periodic reporting obligations.

Response: The Company respectfully advises the Staff that it is aware of the timing of the Form 10 and its effectiveness and intends to address all of the Staff’s comments prior to the lapse of the 60 day period. The Company further acknowledges that the effectiveness of the Form 10 will commence its periodic reporting obligations.

Information Presented in this Registration Statement, page ii

2.	Please define the term “ASX” in your first paragraph:

Response: The Company has revised the disclosure on page ii in response to the Staff’s comment.

Item 1. Business, page 1

3.	We note your disclosure in the last paragraph of page 1 stating that after completing your PEP005-006 Phase IIb clinical trial and submitting the results to the FDA, the FDA stated that the trial was an “adequate dose ranging trial of PEP005 Gel for AK in non-facial treatment locations.” We also note the following sentence stating that you subsequently submitted a SPA for your “initial Phase III clinical trial for non-head applications.” Since the SPA related to “non-head” applications, please revise the first sentence to refer to “non-head treatment locations” rather than “non-facial treatment locations.” In addition, please make the same change to your disclosure on page 9, under the subheading “Non-head Phase III clinical trial.”

Response: The Company has revised the disclosure on pages 1 and 9 in response to the Staff’s comment.

Item 1A. Risk Factors, page 20

We will continue to need significant amounts of additional financing…, page 26

4.	Please revise the last sentence of your first paragraph to identify which product you are referring to.

October 17, 2008

Response: The Company has revised the disclosure on page 26 to in response to the Staff’s comment.

Item 2. Financial Information, page 40

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

5.	Please delete references to “this prospectus” in the italicized paragraph.

Response: The Company has revised the disclosure on page 41 in response to the Staff’s comment.

Contractual Obligations and Commitments, page 49

6.	Please revise your contractual obligation table to include interest to be paid related to you Notes payable because it does not appear that you included interest obligations in this table.

Response: The Company has revised the disclosure on page 49 in response to the Staff’s comment.

Item 6. Execution Compensation, page 61

7.	To the extent you finalize separation arrangements with Mr. Moody prior to the effective date of this Form 10, please revise your disclosure under this Item 6 to describe the material terms of the separation arrangement. Also, please file any separation agreement as an exhibit to the filing.

Response: The Company respectfully advises the Staff that it has finalized a separation agreement with Mr. Moody, and has revised the disclosure on pages 54, 62, 66, 68, 71, 73 and 77 in response to the Staff’s comment. The Company is also filing the separation agreement as Exhibit 10.7 to Amendment No. 1 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Seo Salimi at 714-755-8213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

October 17, 2008

Sincerely,

/s/ B. Shayne Kennedy
B. Shayne Kennedy of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Thomas Wiggans

David Smith